UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Dais Analytic Corporation
(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

23302X104

(CUSIP Number)

Timothy N. Tangredi 11552 Prosperous Drive Odessa, FL 33556 727-375-8484(X205)	With copies to:

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

12/31/2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 23302X104

1	NAMES OF REPORTING PERSONS Timothy N. Tangredi Patricia K. Tangredi
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO OO/PF (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Timothy N. Tangredi – USA Patricia K. Tangredi – USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER – Timothy N. Tangredi 9,300,587 – Patricia K. Tangredi 28,297,500 (See Item 5)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER – Timothy N. Tangredi 9,300,587 – Patricia K. Tangredi 28,297,500 (See Item 5)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Timothy N. Tangredi – 37,598,087* Patricia K. Tangredi –37,598,087*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Timothy N. Tangredi – 21.7% * * Patricia K. Tangredi – 21.7% (See Item 5)**
14	TYPE OF REPORTING PERSON (See Instructions) IN

* Calculated pursuant to Rule 13d-3 of the Act to include 26,520,000 shares of Company’s common stock issuable to Ms. Tangredi upon the exercise of Warrants issued pursuant to the Secured Promissory Note dated June 2016, as amended.

**Based on 140,351,432 shares of Company’s common stock outstanding as of December 31, 2017

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This Amendment No. 2 to Schedule 13D (this “Amendment”) amends the information provided in the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on December 29, 2010, as amended by Amendment No. 1 filed with the Commission on, June 10, 2013 by Timothy N. Tangredi and Patricia K. Tangredi (collectively, the “Reporting Persons”). The Reporting Persons expressly disclaim that they have agreed to act as a group.

Pursuant to Rule 13d-4 of the Act, the Reporting Persons expressly declare that the filing of this statement shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Act or otherwise, the beneficial owner of any securities covered by this Schedule 13D held by any other person.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended by adding the following:

On February 20, 2017 and August 18, 2017, Stock Option Agreements issued to Mr. Tangredi on February 20, 2007 and August 18, 2007, respectively, in accordance with the 2000 Incentive Compensation Plan (“2000 Plan”), expired. Said options provided the right to purchase 40,000 shares and 300,000 shares of Company’s $0.01 par value common stock at an exercise price of $0.30 per share and $0.21, respectively.

On November 23, 2017, pursuant to its 2015 Stock Incentive Plan (“2015 Plan”), Issuer granted Mr. Tangredi an option to purchase 600,000 shares of its common stock at an exercise price of $0.03 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2015 Plan, for a term of 10 years. All shares vest on the date of the grant. Mr. Tangredi serves on the Issuer’s Board and as its President and Chief Executive Officer.

On August 18, 2017, the Stock Option Agreement issued to Ms. Tangredi on August 18, 2007, respectively, in accordance with the 2000 Incentive Compensation Plan (“2000 Plan”), expired. Said options provided the right to purchase 350,000 shares of Company’s $0.01 par value common stock at an exercise price of $0.21 per share.

The Company issued a Secured Promissory Note (the “June 2016 Note”) to Ms. Tangredi in the principal base amount of $150,000 (the “Principal Base Amount”). The Principal Base Amount of the Note, plus any and all additional principal loaned to the Company thereafter (the “Aggregated Principal Amount”), together with accrued interest at the annual rate of twelve percent (12%), was due in one lump sum payment on the earlier of: (i) the date following the date of this Agreement upon which Debtor secures funds, regardless of source, equal to or exceeding, in the aggregate, One Million Dollars ($1,000,000) or (ii) October 31, 2016 (“Maturity Date”). The Company entered into a Security Agreement of even date therewith and pledged its assets, tangible and intangible, as further described therein. In a series of amendments thereto, the Aggregate Principal Amount subject to the June 2016 Note was increased to a total of $1,332,000 and the Maturity Date was extended to April 10, 2018. As an inducement for Ms. Tangredi to provide such additional principal amounts and extensions of the Maturity Date, Company issued to Ms. Tangredi 680,000 shares of common stock and Common Stock Purchase Warrants (“Warrants”) to purchase a total of 26,250,000 shares of Company’s common stock at an exercise price of $0.01 per share for a period of ten years. The warrants include cashless exercise provisions. All sums provided by Ms. Tangredi pursuant to the 2016 Note were from personal funds.

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ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended by adding the following:

On February 20, 2017 and August 18, 2017, Stock Option Agreements issued to Mr. Tangredi on February 20, 2007 and August 18, 2007, respectively, in accordance with the 2000 Incentive Compensation Plan (“2000 Plan”), expired. Said options provided the right to purchase 40,000 shares and 300,000 shares of Company’s $0.01 par value common stock at an exercise price of $0.30 per share and $0.21, respectively.

On November 23, 2017, pursuant to its 2015 Stock Incentive Plan (“2015 Plan”), Issuer granted Mr. Tangredi an option to purchase 600,000 shares of its common stock at an exercise price of $0.03 per share, the fair market value of Issuer’s common stock on the date of grant in accordance with the terms and conditions of the 2015 Plan, for a term of 10 years. All shares vest on the date of the grant. Mr. Tangredi serves on the Issuer’s Board and as its President and Chief Executive Officer.

On August 18, 2017, the Stock Option Agreement issued to Ms. Tangredi on August 18, 2007, respectively, in accordance with the 2000 Incentive Compensation Plan (“2000 Plan”), expired. Said options provided the right to purchase 350,000 shares of Company’s $0.01 par value common stock at an exercise price of $0.21 per share.

The Company issued a Secured Promissory Note (the “June 2016 Note”) to Ms. Tangredi in the principal base amount of $150,000 (the “Principal Base Amount”). The Principal Base Amount of the Note, plus any and all additional principal loaned to the Company thereafter (the “Aggregated Principal Amount”), together with accrued interest at the annual rate of twelve percent (12%), was due in one lump sum payment on the earlier of: (i) the date following the date of this Agreement upon which Debtor secures funds, regardless of source, equal to or exceeding, in the aggregate, One Million Dollars ($1,000,000) or (ii) October 31, 2016 (“Maturity Date”). The Company entered into a Security Agreement of even date therewith and pledged its assets, tangible and intangible, as further described therein. In a series of amendments thereto, the Aggregate Principal Amount subject to the June 2016 Note was increased to a total of $1,332,000 and the Maturity Date was extended to April 10, 2018. As an inducement for Ms. Tangredi to provide such additional principal amounts and extensions of the Maturity Date, Company issued to Ms. Tangredi 680,000 shares of common stock and Common Stock Purchase Warrants (“Warrants”) to purchase a total of 26,250,000 shares of Company’s common stock at an exercise price of $0.01 per share for a period of ten years. The warrants include cashless exercise provisions. All sums provided by Ms. Tangredi pursuant to the 2016 Note were from personal funds.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

The Exhibit Index is amended to include the following and incorporated herein by reference.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 30, 2018

/s/ Timothy N. Tangredi
TIMOTHY N. TANGREDI

/s/ Patricia K. Tangredi
PATRICIA K. TANGREDI

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EXHIBIT INDEX

1.	Joint Filing Agreement dated as of December 28, 2010 (Incorporated by reference to Exhibit 1 included with the SC 13D as filed on December 29, 2010).

2.	Form of Stock Option Agreements (incorporated by reference to Exhibit 4.2 of the Issuer’s Form S-1 filed with the Commission on August 11, 2008).

3.	2009 Long Term Incentive Plan (Incorporated by reference to exhibits included with the Definitive Proxy Statement Form DEF 14A as filed on October 9, 2009.

4.	Loan and Security Agreement, dated June 24, 2016 by and between Dais Analytic Corporation and Patricia Tangredi (Incorporated by reference to Exhibit 10.1 from the Current Report on Form 8-K as filed on June 28, 2016).

5.	First Amendment to Senior Promissory, dated September 7, 2016 by and between Dais Analytic Corporation and Patricia Tangredi (Incorporated by reference to Exhibit 10.1 from the Current Report on Form 8-K as filed on October 28, 2016)

6.	Second Amendment to Loan and Security Agreement, dated October 30, 2016 by and between Dais Analytic Corporation and Patricia Tangredi (Incorporated by reference to Exhibit 10.1 from the Quarterly Report on Form 10-Q as filed on November 14, 2016).

7.	Thirteenth Amendment to Loan and Security Agreement, dated November 16, 2017 by and between Dais Analytic Corporation and Patricia Tangredi.

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